Board of Management

Vedior NV

AIR MAIL

Office of International Corporation Finance Rule 12g3-2(b) File No. 82-4654
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

02042396

02 JUL -5 AM 10:16

Amsterdam, 26 June 2002

SUPPL

Vedior N.V.
Rule 12g3-2(b) File No. 82-4654

PROCESSED
JUL 23 2002
THOMSON
FINANCIAL

Dear Sir of Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Vedior N.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Jelle Miedema
Company Secretary

enclosure

dlw 7/12

Vedior

RECONCILIATION TO U.S. GAAP

of

FINANCIAL STATEMENTS

YEAR ENDING
DECEMBER 31, 2001

RECONCILIATION TO U.S. GAAP

Differences between Dutch GAAP and U.S. GAAP and other required disclosures

The financial statements of Vedior N.V. are prepared in accordance with generally accepted accounting principles in the Netherlands ("Dutch GAAP"), which differ in some respects from generally accepted accounting principles in the United States ("U.S. GAAP"). These differences are discussed in the following paragraphs.

Reconciliation of Net Income (loss) and Shareholders' Equity from Dutch GAAP to U.S. GAAP

The following table ("Reconciliation Table") sets forth the most significant adjustments to consolidated net income (loss) and shareholders' equity that would have been required had U.S. GAAP been applied instead of Dutch GAAP:

	item	Net income (loss) For the Year Ended December 31, 2001	Shareholders' equity As of December 31, 2001
Amounts per Dutch GAAP		(143)	1,146
Increase (decrease) due to:			
Goodwill	(a)	(41)	103
Trademarks	(a)	(19)	89
Provisions and accruals	(b)	(9)	(3)
Pensions	(c)	3	13
Derivative financial instruments	(d)	(3)	(30)
Compensation arrangement	(e)	-	3
Stock based compensation	(f)	(1)	2
Extraordinary results	(g)	-	-
Proposed dividend payments	(h)	-	3
Financing fees	(i)	(10)	7
Other		1	2
Tax effect on the above adjustments and deferred taxation under SFAS No. 109	(j)	13	(35)
Amounts under U.S. GAAP		(209)	1,300
Loss from continuing operations		(241)	
Income from discontinued operations, net of tax		-	
Gain on disposal of discontinued operations, net of tax		36	
Extraordinary items, net of tax		(4)	
Net income (loss) under U.S. GAAP		(209)	

Statement of changes in Shareholders' equity as prepared under U.S. GAAP is as follows:

	2001
U.S. GAAP Shareholders' equity at January 1	843
Net income (loss) for the year	(209)
Currency translation adjustments	17
Derivative financial instruments adjustments	(26)
Issuance of ordinary stock	688
Amortization of deferred compensation	1
Cash distributions/dividends on shares outstanding	(14)
U.S. GAAP Shareholders' equity at December 31	1,300

The differences included in the Reconciliation Table above are explained in the following "Summary of differences in accounting principles between Dutch GAAP and U.S. GAAP". We reevaluated the differences and as a result the U.S. GAAP Shareholders' equity at January 1, 2001 shown above is different from the Shareholders' equity at December 31,2000 presented in the reconciliation presented for the year 2000.

Summary of differences in accounting principles between Dutch GAAP and U.S. GAAP

(a) Goodwill and trademarks

Until December 31, 1998, the difference between the purchase price and the fair value of acquired net assets (goodwill) was deducted directly from shareholders' equity under Dutch GAAP. From January 1, 1999, Vedior has capitalized goodwill and amortizes goodwill on a straight-line basis over its economic life, which is estimated by management at 7 years. Under U.S. GAAP, for all periods presented , goodwill should be amortized through the statement of operations over its useful life, which is estimated by management at 7 years. The U.S. GAAP adjustment in connection with goodwill previously charged to equity amounts to 264.

Vedior N.V. was incorporated on May 20, 1997 as a holding Company in Amsterdam, the Netherlands. Its ordinary shares are listed on the official market of Euronext Amsterdam since the date of the initial public offering, June 5, 1997. With the proceeds of the initial public offering, the Company acquired an interest in Vedior Holding B.V. of approximately 20%. The ownership interest in Vedior Holding B.V. has been increased to 100% with an effective date February 1, 1998 by means of a spin-off from Koninklijke Vendex KBB N.V., formerly known as Vendex International N.V ("Vendex"), a Dutch retail and services conglomerate, through the issuance of new shares (pro rata) of Vedior to the shareholders of Vendex International N.V. At the time of its acquisition by Vedior, the businesses of Vedior Holding B.V. comprised the former staffing and cleaning activities of Koninklijke Vendex KBB N.V. Under U.S. GAAP, this acquisition carried out as reorganization under common control of Vendex and was accordingly accounted for at historical costs in a manner similar to a pooling of interests. Under Dutch GAAP, the acquisition of the 20% interest in Vedior Holding B.V. was accounted for at fair value and the recognized goodwill immediately deducted from shareholders' equity. The subsequent acquisition of 80% was accounted for at carry over basis and no goodwill was recognized.

U.S. GAAP is more prescriptive than Dutch GAAP in requiring intangibles other than goodwill to be identified as part of the purchase price allocation in purchase business combinations.

Under U.S. GAAP, the Company would have recorded additionally identified "Trademarks" as other intangibles in purchase business combinations and the amount of goodwill recognized would have been reduced from that recognized under Dutch GAAP. For 2001 the balance under U.S. GAAP at December 31 of the trademarks would amount to 89.

Under U.S. GAAP, trademarks arising from acquired businesses would have been amortized on a straight-line basis over the periods of expected benefit, which is estimated by management at 7 years. The accumulated amortization of trademarks under U.S. GAAP amounted to 51 at December 31, 2001. Under U.S. GAAP, the Company would not amortize goodwill on business combinations consummated after June 30, 2001 according to SFAS No. 142. The effect would be 3 less amortization under U.S. GAAP than under Dutch GAAP for the year 2001.

In addition in respect of the acquired intangibles other than goodwill the Company would have recognized deferred tax liabilities for the acquired trademarks in accordance with SFAS No. 109. As a result of considering deferred tax liabilities, the Company's goodwill and deferred tax liability would be 29 higher at December 31, 2001.

Under Dutch GAAP, the amounts of goodwill and other intangibles in respect of foreign subsidiaries are determined using the exchange rates in effect at the time of the transaction. No changes are recorded subsequent to the determined value due to changes in exchange rates and the company records both the goodwill and the intangibles using historical exchange rates. Under U.S. GAAP, the goodwill and intangibles are considered as part of the net investment, which should be translated using the exchange rates prevailing at year-end. The reconciliation of goodwill, trademarks and related amortization charges from Dutch GAAP to U.S. GAAP is as follows:

	Goodwill	Trademarks
	2001	2001
Carrying amount under Dutch GAAP	1,308	-
Capitalization from before 1999	235	15
Difference in amortization charges – cumulative	(137)	(42)
Other identified intangibles - trademark (gross)	(110)	110
Goodwill from deferred tax liability with respect to trademarks	44	-
Currency translation adjustments	71	6
Carrying amount under U.S. GAAP	1,411	89

	Goodwill Amorti-zation	Trademark Amorti-zation
	2001	2001
Amortization charge under Dutch GAAP	264	-
Additional capitalized before 1999	44	3
Currency effects	7	1
Other identified intangibles	(15)	15
Amortization goodwill from deferred tax with respect to trademarks	8	-
Effect of SFAS No. 142 on amortization	(3)	-
Amortization charge under U.S. GAAP	305	19

The table below shows the U.S. GAAP historical cost, book value and accumulated amortization of the intangibles at December 31, 2001.

	December 31, 2001
Goodwill	2,170
Trademarks	140
	2,310
Accumulated amortization	(810)
	1,500

(b) Provisions and accruals

Under Dutch GAAP, provisions and accruals are recognized for liabilities and losses, which have been incurred as of the balance sheet date and for which the amount is uncertain but can be reasonably estimated. Additionally, the company records provisions (accruals) for losses, which are expected to be incurred in the future, but which relate to contingencies that exist as of the balance sheet date.

Under U.S. GAAP, accruals that can be reasonably estimated are only recorded when and to the extent it is probable that a loss has been incurred at the balance sheet date. General or unspecified risks or probable future losses do not meet the recognition criteria . In particular, accruals are made under U.S. GAAP (Staff Accounting Bulletin (SAB) No. 100 *"Restructuring and Impairment changes"* and Emerging Issues Task Force (EITF) Issue 94-3) for restructuring costs only when certain specific criteria are met. In 1999 and 2000 under Dutch GAAP the Company could make accruals if the intention to restructure existed and amounts could be reasonably estimated.

(c) Pensions

U.S. GAAP accounting for pensions differs from that required by Dutch GAAP, although the basic principle of providing for expected pension expenses of defined benefit pension plans through recording a pension charge and making contributions based on periodic actuarial valuations of the pension plans does not differ. U.S. GAAP pension accounting is more prescriptive in the choice of assumptions and measurement techniques and the resulting accounting for surpluses and deficits. In addition, U.S. GAAP includes future increases in pensionable salary in the calculation of the obligation, whereas Dutch GAAP only includes actual increases in the past.

Under U.S. GAAP, the provision for defined benefit pension plans are based on actuarial computations according to the *"Projected Unit Credit Method"* specified by SFAS No. 87, *"Accounting for Pensions and Other Postretirement Benefits"*. In accordance with the Unit Credit Method, expected future increases in current pension obligations are included in the calculation.

If U.S. GAAP financial statements were presented, the following balance sheet captions of the financial statements would have been affected:

	2001		
	Dutch GAAP	Adjust ment	U.S. GAAP
Balance sheets			
Prepaid pension costs	-	10	10
Pension provision	(8)	3	(5)
	(8)	13	5

(d) Derivative financial instruments

In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "*Accounting for Derivative Instruments and Hedging Activities*". SFAS No. 133, as amended by SFAS No. 137 and No. 138, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. These rules require that changes in the derivative instrument's fair value be recognized currently in earnings unless specific hedge accounting criteria are met.

For derivative financial instruments designated and that qualify as cash flow hedges, changes in the fair value of the effective portion of the derivative financial instruments are recorded as a component of accumulated other comprehensive income in shareholders' equity until the hedged item is recognized in earnings. The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognized in the earnings. Prior to adoption of SFAS No. 133 derivatives that have a direct connection with an underlying transaction and a derivative was so designated, a valuation unit was formed. Once allocated, gains and losses from these valuation units, did not effect earnings until the underlying transaction was settled.

Under Dutch GAAP, the Company does not apply fair value accounting for (derivative) financial instruments. The fair value adjustment at January 1, 2001 (12) would be recorded under U.S. GAAP as transition adjustment at first adoption of SFAS No. 133 as of January 1, 2001 within "Other Comprehensive Income". There would have been recorded a net transition adjustment under U.S. GAAP in the statement of operations at the adoption of SFAS No. 133 as of January 1, 2001 amounting to 2 (loss).

Since the company has not elected to apply hedge accounting under SFAS No. 133 with respect to the interest rate caps and forward exchange contracts, the fair value adjustments during 2001 are recorded in earnings. For the year 2001, this fair value adjustment amounted to NIL.

The change in fair value during the year 2001 (net unrecognized loss of 24) in connection with the interest rate swap would be recorded within "Other Comprehensive Income" under U.S. GAAP.

We further refer to Note 21.4 "Financial instruments and risk management" and Note 21.7 "Comprehensive income" for additional disclosures required under U.S. GAAP.

(e) Compensation arrangements

In connection with various acquisitions, we have encouraged management of the acquired companies to retain minority equity interests. We have entered into put and call options with the holders of these minority interests, with the amounts payable determined by future performance. The amounts payable in respect of the minority interests are typically determined based on a formula related to the earnings (as defined) of the acquired company and are subject to a maximum amount. The principal condition typically imposed on management of the acquired company is that no payment will be made unless they remain employed by the acquired company for a specific minimum service period, which is typically between three and five years from the date of acquisition. If that condition is not satisfied, we have the right to acquire the minority interests for a nominal amount. After such a minimum service period, the put options become freely exercisable and management of the acquired company has a vested right to a payment under the formula upon exercising the put option, subject typically to certain limitations on, for example, the number of shares in respect of which such put options may annually be exercised and the price payable therefor, and a prohibition on its exercise if the holder is in default.

We pay management of the acquired company in cash upon the exercise of a put option over the period specified in the agreement, typically three years. The call options are exercisable by us in limited circumstances, such as where an acquired company has had two years losses, or the shareholder has ceased employment or is in default.

According to EITF Issue 95-08 *"Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination"*, this arrangement should be accounted for as a compensation arrangement. The Company accrues over the minimum service period for the amount expected to be payable under the formula at the end of the minimum service period and thereafter adjusts the amount recorded as a liability based on changes in the amount due under the formula. The compensation expenses under U.S. GAAP would amount to 8 for 2001. In addition, the minority interest expense as recorded in the statement of operations would be reduced with 5 for the year (net of tax).

Under Dutch GAAP the remaining interest held by the vendors is recorded as minority interest in the balance sheet and statement of operations. Amounts payable based on the arrangements at the moment the vendor decides to sell its remaining legal minority interest, or the Company elects to purchase this remaining interest, are recorded in accordance with the method of purchase accounting. Therefore, these amounts are not considered compensation. The excess of the price consideration above the fair value of the acquired assets (being the minority interest stake) is recorded as goodwill at the date of acquisition of the minority interest.

If the Company had reported under U.S. GAAP, the following balance sheet captions would have been effected regarding the accounting of these compensation arrangements:

	2001
Deferred compensation	9
Long term liabilities	(29)
Deferred taxes	(1)
Minority interests	24
	3

(f) Stock based compensation

Dutch GAAP recognizes costs for employee stock option plans only at the moment that these options are exercised. The net cost of the stock option, representing the applicable market price at the date of the transaction minus the exercise price, is charged directly against shareholders' equity.

Under U.S. GAAP the accounting for stock-based compensation using the intrinsic value method is prescribed in APB No. 25 *"Accounting for Stock Issued to Employees"*. Compensation cost for stock options is measured as the excess of the quoted market price of the Company's stock on the measurement date over the amount an employee must pay to acquire the stock and is recognized over the vesting period. The intrinsic value of the options for which the measurement date has not been reached is measured on the basis of the current market value of the Company's stock at the end of each period.

Framework Plan

The exercise price of an option granted under the plan is equal to the market price of the BDRs at the time the option is granted. The vesting period is in the range of 3-10 years. The Company records as deferred compensation the difference between the fair market value on the date of grant and the exercise price of the options and amortizes this compensation over the vesting period of the options. Under Dutch GAAP any difference between the market value on the date of the grant and the exercise is not reflected until actual issuance of stock.

The TARSAP is treated as a fixed plan under U.S. GAAP, as the only variable is when the options will vest. This type of plan allows the employer to attach performance criteria to the restricted stock and achieve fixed plan accounting. The measurement date for accounting purposes is the grant date.

Restricted Share Plan ("RSP")

The exercise price of these BDRs is nil. Under U.S. GAAP this type of plan results in variable accounting because the number of shares is not known until the performance measurement period has been completed. Therefore, interim estimates of the compensation is required based on a combination of the then fair-market value of the stock as of the end of the reporting period and the extent or degree of compliance with the performance criteria. The measurement of compensation (fair market value of shares over the price paid, if any, at award date) at the date the performance criteria are met, measures the ultimate compensation to be recognized in the financial statements. The initial deferred compensation is based on estimates that will change each reporting period. Under Dutch GAAP no compensation cost is recorded at grant date or issuance date. Only the difference between the fair market value of shares over the price paid is treated as a reduction of share premium paid on issued shares.

Employee Stock Purchase Plan

The employee stock purchase plan for United States employees would have been considered as compensatory under U.S. GAAP. Under Dutch GAAP the difference between the fair market value of shares over the price paid is treated as a reduction of share premium paid on issued shares.

SFAS No. 123 "*Accounting for Stock-Based Compensation*", established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. We refer to Note 21.8 for additional disclosures required under U.S. GAAP in connection with stock based compensation.

Both under U.S. GAAP and Dutch GAAP no cost is recognized for fixed awards under employee stock option plans if the exercise price equals fair market value on the date of grant. For variable awards under U.S. GAAP in contrary to Dutch GAAP, compensation cost is recognized each period based upon the quoted market price of the employers' stock at the end of each period. Changes, either increases or decreases, in the quoted market value of the employers' shares between the previous measurement date and the new measurement date result in changes in the amount of compensation cost previously recognized.

If the Company would have applied U.S. GAAP (APB No. 25), a compensation cost would be recorded in the 2001 statement of operations of 1. Furthermore, the statement of changes in shareholders' equity would reflect "*Deferred Compensation*" totaling 2 at December 31, 2001.

(g) Extraordinary results

Under Dutch GAAP it is possible to qualify certain gains and losses as extraordinary results in the statement of operations. Under U.S. GAAP there are only a limited number of items that qualify as extraordinary items.

The following table summarizes the extraordinary results recorded under Dutch GAAP and the related classification under U.S. GAAP:

	2001
Net extraordinary result according Dutch GAAP	-
Classification according U.S. GAAP:	
- Restructuring and impairment	(51)
- Tax effect on restructuring charges	15
- Financing fees exceptional	(6)
- Tax effect on financing fees	2
- Gains on disposal of discontinued operations	36
Net extraordinary result according U.S. GAAP	(4)

The extraordinary result recorded under U.S. GAAP in 2001 relates to the write off capitalized financing fees. In May 2001 the Company issued 54 million shares and used the net proceeds to repay the Junior Credit Facility in full and part of the Senior Credit Facility. The capitalized finance fees in connection with these repaid facilities should be recorded under U.S. GAAP as an extraordinary loss of 4, net of taxes.

(h) Proposed dividend payments/distributions to shareholders

Under Dutch GAAP, it is permissible to deduct dividends/distributions not yet approved and paid from shareholders' equity in the year to which they relate even though they are not finally declared. Under U.S. GAAP, it is not appropriate to record such deduction and liability for dividends/distributions to shareholders, which are subject to approval of the annual meeting of shareholders, until such approval is received.

Accordingly, dividends amounting to 3 for the years ending December 31, 2001, would not have been regarded as payable to shareholders, and would not have been deducted from shareholders' equity under U.S. GAAP.

(i) Financing fees

The fees and costs related to the refinancing of Vedior's assets have been expensed as incurred under Dutch GAAP, whereas under U.S. GAAP such financing costs are capitalized and amortized over the life of the debt facility using the effective interest rate method.

In 2001 the Company repaid a significant part of the borrowings under its credit facility. The capitalized deferred financing costs in connection with this prepayment should be recorded as an extraordinary loss in the statement of operations under U.S. GAAP.

The following table summarizes the reconciliation of capitalized deferred financing costs:

	2001
Capitalized amount under Dutch GAAP	-
Adjustments to reconcile to U.S. GAAP	
Cumulative effect of prior year U.S. GAAP adjustments	17
Capitalization of financing fees	-
Depreciation	(4)
Exceptional charge under U.S. GAAP (Gross)	(6)
Capitalized amount under U.S. GAAP	7

(j) Deferred income taxes

Under U.S. GAAP, a deferred tax liability or asset is recorded in accordance with the requirements of SFAS No. 109 for differences between the assigned values and the tax bases of the assets and liabilities recognized in a purchase business combination.

Accordingly, under U.S. GAAP, the Company's goodwill and deferred tax liability as of December 31, 2001 should be increased by 29 (see item (a)). Additionally, the period amortization charge should be increased by 8, for the year 2001. Income tax expense for the corresponding periods should be decreased to reflect this charge at the tax rate of the applicable jurisdiction.

The Company utilizes the liability method of accounting for income taxes in accordance with SFAS No. 109, *"Accounting for Income Taxes"*. Under the liability method, deferred taxes are determined based on the valuation differences between the financial statements basis and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. Provision is made for non-refundable withholding taxes in the event of a distribution of retained profits by foreign investments, to the extent such distributions are expected to occur.

The following is a reconciliation of the income tax expense from Dutch GAAP to U.S. GAAP:

	2001
Income tax expense under Dutch GAAP	55
Reclassification tax effect on extraordinary result according to U.S. GAAP (see Item (g))	(15)
Tax effect of U.S. GAAP adjustments and deferred taxation under SFAS 109	(13)
Other	(3)
Income tax expense under U.S. GAAP	24

Deferred tax assets and liabilities as of December 31, 2001 were as follows:

	2001	
Balance under Dutch GAAP	**Assets**	**Liabilities**
Current	19	-
Non current	10	-
	29	-
Adjustments under U.S. GAAP		
Compensation arrangements	-	1
Derivatives	2	-
Pensions	-	5
Provisions	1	-
Financing fees	-	3
Trademarks	-	29
	3	38
Net deferred taxes under U.S. GAAP	32	38

(k) Joint ventures

Under Dutch GAAP the Company proportionally consolidates its 50% interest in operating companies in which the Company and the other shareholders have no controlling interest. Under U.S. GAAP these joint ventures are recorded as equity investees. There are no material differences in accounting between Dutch GAAP and U.S. GAAP in connection with these joint ventures that would affect net income (loss) or shareholders' equity.

The table below provides information on the most significant investments in associated companies.

Name	Country	%
Werk en Vakmanschap	the Netherlands	50
Teleprofs	the Netherlands	50
Mailprofs	the Netherlands	50

The following table summarizes the assets and liabilities, as well as the statements of operations regarding the joint ventures.

	2001
Current assets	5
Non-current assets	1
	6
Current liabilities	(2)
Non-current liabilities	(1)
Net asset value	3

	2001
Sales	34
Cost of Sales	22
Operating cost	9
Net income	1
Cash flows from operating activities	1
Cash flows from financing activities	-
Cash flows from investing activities	(1)

Other Required Disclosures under U.S. GAAP

Other comprehensive income

SFAS No. 130 *"Reporting Comprehensive Income"* establishes rules for the reporting of comprehensive income and its components. Comprehensive income is defined as all changes in equity from non-owner sources. For the Company, comprehensive income consists of net earnings, adoption of and reporting under SFAS No. 133 and changes in the cumulative foreign currency translation adjustments. The Company reports comprehensive income in the consolidated statements of changes in shareholders' equity. Under Dutch GAAP, comprehensive income components, except for gains and losses arising from hedge accounting, are recorded as separate items in shareholders' equity, since the comprehensive income caption does not exist.

The changes in the components of other comprehensive income (loss) under U.S. GAAP are as follows:

	2001
Currency translation adjustments (CTA):	
CTA on foreign investments	(12)
CTA on permanent loans	50
CTA on borrowings treated as hedges of net investments	(21)
	17
Net gains (losses) on derivatives hedging variability of cash flows:	
Fair value adjustment at adoption SFAS No. 133	(12)
Unrealized derivative losses	(24)
Reclassification adjustments for losses included in earnings	10
	(26)
Other comprehensive income (loss)	(9)
Net income (loss) according to U.S. GAAP	(209)
Comprehensive income (loss)	(218)

Earnings per Share

In accordance with SFAS No. 128, "*Earnings per Share*", basic earnings per share are calculated using income (loss) available to ordinary shareholders divided by the weighted average of ordinary shares outstanding during the year. In arriving at income available to ordinary stockholders, preferred stock dividends of 4 were deducted in each year presented. Diluted earnings per share are similar to basic earnings per share except that the weighted average of ordinary shares outstanding is increased to include the number of additional ordinary shares that would have been outstanding if all dilutive potential ordinary shares, such as options, had been issued. For all periods presented no potentially dilutive securities have been included in the calculation of diluted loss per share as such amounts would be antidilutive for those periods in which a loss from continuing operations has been reported. The aggregate number of potential ordinary share equivalents related to employee stock options, that have been excluded from the diluted loss per share calculations were 3,479, 381,621 and 373,857 for the years ended 1999, 2000 and 2001, respectively.

In May 2000, a subsidiary of the Company issued a convertible loan and convertible securities to ING Bank ("ING") (see Note 18 for further details). ING has the right to convert the cumulative preferred shares into approximately 4.7 million certificates of ordinary shares of Vedior at a price of €16.00 per share if certain criteria are met. Furthermore, ING has the right to convert the loan into certificates of ordinary shares of Vedior at a price of €16.00 per share if, simultaneously, ING converts the cumulative preferred shares. The convertible loan and convertible securities were not included in the computation of diluted earnings per share because the underlying target stock price was higher then the market price for Vedior's ordinary shares on December 31, 2001 and 2000. In addition, in the event of default prior to the maturity of the exchangeable loan in 2005, ING may elect to receive payments for damages in the form of our BDRs, in lieu of cash. The exchange of the exchangeable loan and the preferred shares of our BDRs, or an issuance of BDRs in connection with a default under the exchangeable loan agreement, could result in dilution.

	2001
Basic and diluted income (loss) per ordinary share:	
Loss from continuing operations	(1.77)
Income from discontinued operations	0.25
Extraordinary loss	(0.03)
Basic and diluted income (loss) per ordinary share:	(1.55)
Weighted average number of ordinary shares outstanding:	138,634,459

Board of Management

02 JUL -5 AM 10: 27

Vedior NV

AIR MAIL

Office of International Corporation Finance Rule 12g3-2(b) File No. 82-4654
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Amsterdam, 24 June 2002

Vedior N.V.
Rule 12g3-2(b) File No. 82-4654

Dear Sir of Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Vedior N.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Jelle Miedema
Company Secretary

enclosure

Tripolis Building 100 Burgerweeshuispad 121 P.O. Box 75173 1070 AD Amsterdam The Netherlands
Tel. +31 (0)20 573 56 00 Fax +31 (0)20 573 56 08 HR. Amsterdam 33292225

Amsterdam, The Netherlands

Vedior

Vedior Announces Proposed Changes to Anti-take-over Provisions to update Corporate Governance and Other Matters

For release at 6.00 PM (CET) on 20 June 2002

Continuing its ongoing efforts to update corporate governance, Vedior N.V. announced today its intention to cancel the provision for its preference shares class C in its articles of association. Although Vedior provided for its preference shares class C primarily to protect it from a threatened or announced hostile take-over, none of the shares have ever been issued. Pursuant to its articles of association, the cancellation will require the approval of Vedior's general meeting of shareholders.

As part of its philosophy announced in February 2001 Vedior indicated its intention at some point in the future to list its shares on an additional exchange. This would probably be in the United States, and we believe that it would facilitate potential acquisitions, enhance the US employee share purchase scheme introduced in 2001 and allow potential future access to global capital markets. We will advise on future progress, whenever appropriate.

Certain personnel and certain assets of Arthur Andersen Accountants, Amsterdam, the independent public accountants of Vedior, were transferred to Deloitte & Touche Accountants, The Netherlands as of June 2002. As a result, Vedior currently intends to place a resolution on the agenda of its next general meeting of shareholders to appoint Deloitte & Touche Accountants, The Netherlands, as its statutory auditors.

An Extraordinary General Meeting of Shareholders to approve the cancellation of the preference shares class C and to appoint new auditors will be announced in the near future.

Tony Martin, Chairman, said "*These developments mark another step in our efforts to update Vedior's corporate governance and adopt more international standards. The cancellation of the anti-take-over provisions clearly makes the company more accountable to its shareholders. A listing on an additional exchange would assist the broadening of our shareholder base and reflect the international development of the group.*"

This press release contains forward-looking statements which are not based on historical facts but rather reflect our current expectations and projections about our future financial condition, prospects and opportunities. We have tried to identify these forward-looking statements by using words including "will", "would", "facilitate" ,"allow", "intends", "enhance", "continue", "intention" and similar expressions. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual financial condition, prospects or opportunities to differ materially from those expressed in, or implied by these forward-looking statements. The forward-looking statements included in this release are made only as of the date of this release, and except as otherwise required by applicable law, we do not have any obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.

Notes to Editors:

With annual 2001 sales of € 6,766 million, Vedior is the world's third largest staffing company measured by sales. The Group operates in 28 countries worldwide including Europe, North America, Australasia, South Africa, South America and Asia. Vedior provides a broad range of staffing services including temporary staffing, permanent placement and other employment-related services. We offer temporary staffing in both the traditional administrative/light industrial and specialist sectors such as information technology, healthcare, accounting, engineering and education operating under many different brand names. These temporary staffing services accounted for approximately 96% of our sales in 2001.

For further information, please contact:

Tony Martin, *Chairman*	+31 (0)20 573 5653
Zach Miles, *Vice Chairman*	+31 (0)20 573 5626
Jelle Miedema, *Company Secretary*	+31 (0)20 573 5609